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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                           NEW IMAGE INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                           NEW IMAGE INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  645639 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                DEWEY F. EDMUNDS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           NEW IMAGE INDUSTRIES, INC.
                               2283 COSMOS COURT
                           CARLSBAD, CALIFORNIA 92002
                                 (619) 930-9900
                (NAME AND ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                            EDMUND M. KAUFMAN, ESQ.
                              IRELL & MANELLA LLP
                       333 SOUTH HOPE STREET, SUITE 3300
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 620-1555

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is New Image Industries, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 2283 Cosmos Court, Carlsbad, California 92009. The title of the class of equity securities to which this statement relates is the common stock, par value $.001 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE PURCHASER.

     This statement relates to a tender offer by DENTSPLY International Inc., a Delaware corporation ("Parent"), and Image Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated January 31, 1997 (the "Schedule 14D-1"), to purchase all outstanding Shares at $2.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 27, 1997 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

     Based on the information in the Schedule 14D-1, the principal executive offices of each of Parent and the Purchaser are located at 570 West College Avenue, York, Pennsylvania 17405-0872.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Each material contract, agreement, arrangement and understanding between the Company or its affiliates and its executive officers, directors or affiliates is described in the attached Schedule I or set forth below.

TREATMENT OF STOCK OPTIONS AND WARRANTS IN THE OFFER

     Pursuant to the terms of the employment agreements between the Company and Dewey F. Edmunds, the President and Chief Executive Officer of the Company, Paul Devereaux, the Vice President, Marketing of the Company, Mike Lytle, the Vice President, Sales of the Company, and Harold R. Orr, the Chief Financial Officer of the Company, all options to purchase Shares ("Stock Options") granted to such officers will become immediately exercisable upon the closing of a sale of all or substantially all of the assets of the Company, or the acquisition of the Company by another entity by means of a consolidation or merger (other than a consolidation or merger in which the holders of voting securities of the Company immediately before the consolidation or merger own immediately after the consolidation or merger voting securities of the surviving or acquiring corporation, or of a parent entity of such surviving or acquiring corporation, possessing more than 50% of the voting power of the surviving or acquiring corporation or parent entity). In addition, by resolution adopted on December 20, 1996, the Board of Directors of the Company (the "Board") determined that all outstanding Stock Options and warrants to purchase Shares ("Warrants") will become immediately exercisable upon (a) the acquisition by any person, entity or "group" (as such term is defined under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of (i) registered or beneficial ownership of more than a majority of the outstanding voting securities of the Company or (ii) all or substantially all of the assets of the Company, or (b) the election or appointment to the Board of individuals who constitute a majority of the members of the Board and whose nomination, election or appointment to such positions was not approved by the current members of the Board (a "Change in Control"). A Change in

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Control will occur upon the successful completion of the Offer, and, as a result, all Stock Options and Warrants will become immediately exercisable at such time. The treatment of outstanding Stock Options and Warrants in the Offer is discussed below under the heading "Agreements with Parent and the Purchaser -- The Merger Agreement -- Conversion of Shares; Stock Options and Warrants."

CANCELLATION AND REISSUANCE OF STOCK OPTIONS

     On November 6, 1996, the Board approved the following cancellations of Stock Options and reissuances of Stock Options or Warrants. Each reissued Stock Option and Warrant has an exercise price of $1.5625, the closing price of the Shares on November 6, 1996, which, in each case, is less than the exercise price of the corresponding cancelled Stock Option, and certain reissued Stock Options have shorter vesting schedules than the corresponding cancelled Stock Options.

     Stock Options to purchase 45,000 Shares and 35,000 Shares granted to Robert
S. Colman, the Chairman of the Board, and Harold J. Meyers, a director of the Company, respectively, were cancelled and Warrants to purchase an equal number of Shares for which the cancelled Stock Options could have been exercised were issued. Such Warrants will become exercisable 181 days after the date of issuance, and will become immediately exercisable upon the successful completion of the Offer, and expire ten years from the issuance date.

     Stock Options to purchase 2,500 Shares granted to Robert S. Colman, Stock Options to purchase 12,500 Shares granted to Harold J. Meyers and Stock Options to purchase 19,500 Shares granted to each of Kenneth B. Sawyer, Richard P. Greenthal and Ralph M. Richart, M.D., each of whom is a director of the Company, were cancelled and Stock Options to purchase an equal number of Shares for which the cancelled Stock Options could have been exercised were issued. Such reissued Stock Options vested one-third on the issuance date and will vest one-third on each of the second and third anniversaries of such date, and will become immediately exercisable upon the successful completion of the Offer, and expire ten years from the issuance date.

     Stock Options to purchase an aggregate of 573,083 Shares granted to current officers and employees of the Company (including Stock Options granted to executive officers of the Company as follows: Dewey F. Edmunds, 200,000; Mark W. Stevens, 57,186; David H. Cooper, 20,000; Paul Devereaux, 28,909; Mike Lytle, 38,344; and Harold R. Orr, 30,000) were cancelled and Stock Options to purchase an equal number of Shares for which the cancelled Stock Options could have been exercised were issued. The vesting schedule for such reissued Stock Options is the scheduled vesting date for their corresponding cancelled Stock Options, and such reissued Stock Options will become immediately exercisable upon the successful completion of the Offer and will expire on the scheduled expiration date for their corresponding cancelled Stock Options.

INDEMNIFICATION

     Section 145 of the Delaware General Corporation Law (the "DGCL") allows a Delaware corporation to indemnify its current and former directors, officers, employees or agents under certain circumstances against certain liabilities and expenses incurred by them by reason of their serving in such capacities if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to criminal actions and proceedings, had no reasonable cause to believe their conduct was unlawful.

     The Company's Certificate of Incorporation and Bylaws provide, among other things, that the Company will indemnify each of its officers and directors against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with an action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

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     In addition, the Merger Agreement contains provisions relating to indemnification of officers and directors of the Company and the provision of directors' and officers' liability insurance. See "Agreements with Parent and the Purchaser -- The Merger Agreement -- Directors' and Officers' Insurance Coverage."

AGREEMENTS WITH PARENT AND THE PURCHASER

  The Merger Agreement

     The following summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer for any and all Shares at a price of $2.00 per Share (the "Offer Price") net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Offer. The Merger Agreement also provides that Parent and the Purchaser may not, without the written consent of the Company, decrease the price per Share, or change the form of consideration payable, in the Offer, decrease the number of Shares sought in the Offer, change the conditions to the Offer, impose additional conditions to the Offer or amend any material term of the Offer in a manner adverse to the holders of the Shares.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with the DGCL, at the effective time of the Merger (the "Effective Time"), the Purchaser will be merged with and into the Company, the separate corporate existence of the Purchaser (except as may be continued by operation of law) will cease and the Company will continue as the Surviving Corporation following the Merger. Parent may elect at any time prior to the Merger to merge the Company with and into the Purchaser, in which event the parties have agreed to execute an appropriate amendment to the Merger Agreement to reflect the foregoing. Pursuant to the Merger Agreement, the Certificate of Incorporation and Bylaws of the Purchaser at the Effective Time will be the Certificate of Incorporation and Bylaws of the Surviving Corporation until amended as provided therein and under the DGCL. Also pursuant to the Merger Agreement, the directors and officers of the Purchaser at the Effective Time will, from and after the Effective Time, be the directors and officers of the Surviving Corporation until their successors will have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

     Conversion of Shares; Stock Options and Warrants. At the Effective Time, each then outstanding Share (other than Shares held in the treasury of the Company or owned by Parent or any direct or indirect subsidiary of Parent (including the Purchaser) or by stockholders who are entitled to and who properly exercise appraisal rights under the DGCL) will be converted into the right to receive $2.00 in cash, without interest thereon, upon the terms and subject to the conditions of the Offer. At the Effective Time, each Stock Option and each Warrant, whether or not then exercisable in accordance with its terms, will be converted into the right to receive, upon the surrender of the agreement evidencing such Stock Option or Warrant and the delivery of an acknowledgment in accordance with the terms of the Merger Agreement, an amount in cash (net of applicable withholding) equal to the excess, if any, of the Offer Price over the exercise price per Share subject to such Stock Option or Warrant, as the case may be, multiplied by the number of Shares previously subject to such Stock Option (assuming full vesting of all Stock Options) or Warrant.

     Board Representation. The Merger Agreement provides that, upon the acceptance for payment of, and payment for, any Shares by the Purchaser pursuant to the Offer which, when taken together with any Shares which Parent beneficially owns (as such term is defined under the Exchange Act), represent at least a majority of the then outstanding Shares, the Purchaser will be entitled at such time to designate the directors on the Board, and the Company will, at such time, obtain resignations of all then-serving directors and, prior to such resignations, cause the Purchaser's designees to be elected to, and to constitute all of, the Board. Pursuant to the Merger Agreement, the Company agreed to cooperate in permitting the exercise by the Purchaser of its rights set forth in this paragraph, including, without limitation, (x) cooperating in satisfying the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and (y) amending, prior to the expiration date of the Offer, any provisions of the Bylaws or any agreement by

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which the Company is bound that could delay or hinder the ability of the
Purchaser or Parent to elect its designees to a majority of the directorships constituting the Board. The Merger Agreement provides that the Company will not take any action to delay or hinder such election.

     Directors' and Officers' Insurance Coverage. The Merger Agreement provides that, for six years after the earlier of (i) the date on which the designees of the Purchaser have been elected to the Board pursuant to the provisions set forth in the preceding paragraph and constitute all of the members thereof and
(ii) the Effective Time, Parent and the Surviving Corporation will indemnify, defend and hold harmless the present officers, directors, employees and agents of the Company and its subsidiaries (each, an "Indemnified Party") against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel) and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the prior written consent of Parent or the Surviving Corporation (which consent will not be unreasonably withheld)) arising out of actions or omissions occurring at or prior to the Effective Time (including without limitation matters arising out of or pertaining to the transactions contemplated by the Merger Agreement) to the full extent permitted by the DGCL or the Company's Certificate of Incorporation or Bylaws as in effect on January 27, 1997, including provisions therein relating to the advancement of expenses incurred in the defense of any action or suit; provided, however, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims will continue until disposition of the claim to which such rights are applicable.

     The Merger Agreement also provides that, for two years after the Effective Time, Parent and the Surviving Corporation will (i) maintain the current policies of officers' and directors' liability insurance in respect of acts or omissions (including without limitation matters arising out of or pertaining to the transactions contemplated by the Merger Agreement) occurring at or prior to the Effective Time covering each person who was an officer or director of the Company on January 27, 1997 and who was then covered by the Company's officers' and directors' liability insurance policy or (ii) substitute policies providing substantially similar coverage containing terms and conditions that, taken together, are not materially less advantageous, and provided that such substitution does not result in gaps or lapses in coverage.

     The Merger Agreement further provides that Parent and the Surviving Corporation will pay all expenses (including attorneys' fees) that may be incurred by any Indemnified Party or person having rights to coverage pursuant to the provisions set forth under this caption (collectively, "Covered Persons") in enforcing the obligations of Parent and the Surviving Corporation provided for therein, provided that no such expenses will be payable if such Indemnified Party or person is found, in or as a result of such enforcement action, not to have the rights to coverage claimed by such Indemnified Party or person. The parties to the Merger Agreement acknowledged and agreed therein that the remedy at law for any breach of the obligations under the provisions set forth under this caption is and will be insufficient and inadequate and that the Covered Persons, in addition to any remedies at law, will be entitled to equitable relief. Pursuant to the Merger Agreement, without limiting any remedies Covered Persons may otherwise have thereunder or under applicable law, in the event of nonperformance of any obligation under this caption, the Covered Persons will have, in addition to any other rights at law or equity, the right to specific performance.

     The Merger Agreement additionally provides that the rights set forth under this caption are contingent upon, and will survive, the consummation of the Offer, are intended to benefit the Company, the Surviving Corporation and each Covered Person, will be binding on all successors and assigns of Parent and the Surviving Corporation and will be enforceable by each Covered Person, each of whom is a third party beneficiary of these provisions.

     Benefit Plans and Certain Contracts. Pursuant to the Merger Agreement, Parent agreed to cause the Surviving Corporation to pay all amounts due and payable under the terms of all written employment contracts, agreements, plans, policies and written commitments of the Company and its subsidiaries with or with respect to its current employees, officers and directors as such contracts, agreements, plans, policies and written commitments are described in the disclosure schedule to the Merger Agreement as in effect on January 27, 1997. Also pursuant to the Merger Agreement, for at least two years following the Effective Time, each employee of the Company and its subsidiaries (while such person remains an employee of the Company

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and its subsidiaries) will be entitled to participate in all benefit plans maintained or sponsored by the Company or in benefit plans providing substantially similar benefits. The Merger Agreement also provides that, upon or prior to the consummation of the Offer, Parent and the Company will enter into an employment agreement with Dewey F. Edmunds (the "Employment Agreement"). See "Employment Agreement."

     Stockholder Meeting. The Merger Agreement provides that if the approval of the Merger by the Company's stockholders (the "Company Stockholder Approval") is required by law, the Company will, at Parent's request, as soon as practicable in accordance with applicable law following acceptance for payment of and payment for Shares, duly call, give notice of, convene and hold a meeting of its stockholders (the "Stockholders' Meeting") for the purpose of obtaining such Company Stockholder Approval. The Merger Agreement also provides that the Company will, through the Board, subject to the provisions described below in the second paragraph under "Exclusive Dealing," recommend to its stockholders that such Company Stockholder Approval be given. The Merger Agreement further provides that, notwithstanding the foregoing, if Parent, the Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding Shares, the parties will, at the request of Parent, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a Stockholders' Meeting in accordance with
Section 253 of the DGCL. Pursuant to the Merger Agreement, without limiting the generality of the foregoing, the Company agreed that its obligations pursuant to the first sentence of this paragraph will not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal (as defined below) that is not a Superior Acquisition Proposal (as defined below) or (ii) the withdrawal or modification by the Board of its approval or recommendation of the Offer, the Merger Agreement or the Merger. Also pursuant to the Merger Agreement, Parent agreed to cause all Shares purchased pursuant to the Offer and all other Shares owned by the Purchaser or any other subsidiary of Parent to be voted in favor of the Company Stockholder Approval.

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger is subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions: (a) if required by the DGCL, the Company Stockholder Approval will have been obtained by the requisite vote of the stockholders of the Company; (b) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary injunction or other order or legal restraint or prohibition preventing the consummation of the Merger will have been issued by any federal, state or local government or any court, administrative or regulatory agency, domestic or foreign (a "Governmental Entity"); and (c) all authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any Governmental Entity necessary for the consummation of the Merger and the transactions contemplated by the Merger Agreement will have been filed, occurred or been obtained and will be in effect at the Effective Time. The obligation of the Company to effect the Merger is also subject to the condition that each of Parent and the Purchaser will have made and consummated the Offer, each in accordance with its terms.

     Representations and Warranties. In the Merger Agreement, the Company made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization and qualification, its capitalization, its authority relative to the Merger Agreement, filings made by the Company with the Securities and Exchange Commission (the "Commission"), the absence of undisclosed liabilities, the absence of certain changes or events, litigation, the absence of changes in benefit plans, compliance with the Employee Retirement Income Security Act of 1974, as amended, payment of taxes, the absence of "excess parachute payments" within the meaning of Section 280G(b)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), information supplied to Parent and the Purchaser, compliance with applicable laws, the applicability of state takeover statutes, brokers, contracts, title to properties, labor matters, insurance, intellectual property matters, the absence of certain payments, certain suppliers and customers and certain regulatory matters.

     Also in the Merger Agreement, Parent made representations and warranties to the Company with respect to, among other things, its organization and qualification, its authority relative to the Merger Agreement, the availability of funds to consummate the Offer and the Merger, ownership of Company securities, information supplied, capitalization of the Purchaser and Parent's prior engagement of Cleary Gull Reiland & McDevitt Inc. ("Cleary Gull").

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     Conduct of Business by the Company Pending the Merger. The Merger Agreement
provides that, prior to the Effective Time, unless expressly contemplated by the Merger Agreement or as may be agreed to in writing by Parent: (a) the business of the Company and its subsidiaries will be conducted only in the ordinary course and consistent with past practice; (b) the Company will not, and will not permit any of its subsidiaries to: (i) sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries; (ii) amend its Certificate of Incorporation or Bylaws; or (iii) split, combine or reclassify any shares of its outstanding capital stock or declare, set aside or pay any dividend or other distribution payable in cash, stock or property or redeem or otherwise acquire any shares of its capital stock; (c) the Company will not, and will cause each of its subsidiaries not to: (1) authorize for issuance, issue or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class (whether through the issuance or granting of stock options, warrants, convertible securities, commitments, subscriptions, rights to purchase or otherwise), except for unissued Shares reserved for issuance upon the exercise of Stock Options or Warrants outstanding on the date of the Merger Agreement in accordance with their then existing terms; (2) acquire, dispose of, transfer, lease, license, mortgage, pledge or encumber any material assets; (3) incur, assume or prepay any indebtedness for borrowed money or any other material liabilities, except accounts payable incurred in the ordinary course of business consistent with past practice, or issue or sell any debt securities or warrants or rights to acquire debt securities of the Company or any of its subsidiaries; (4) assume, endorse (other than in the ordinary course of business consistent with past practices), guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other person; (5) make any loans, advances or capital contributions to, or investments in, any other person or otherwise enter into any material contract other than in the ordinary course of business and consistent with past practices; (6) make any loans to employees, other than travel advances in the ordinary course of business; (7) fail to maintain adequate insurance consistent with past practices for its business and properties; (8) undertake, make or commit to undertake or make any capital expenditures in an amount greater than $10,000 per individual capital expenditure and no more than $25,000 per month in the aggregate (on a combined basis for the Company and its subsidiaries); or (9) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing; (d) the Company will use its reasonable best efforts consistent with past practice to preserve intact the business organization of the Company and its subsidiaries, keep available the services of its and their present officers and employees, and preserve its existing relationships with customers, suppliers and others with which it and its respective subsidiaries have business dealings; (e) the Company will not, and will cause its subsidiaries not to: (I) enter into any new agreements or amend or modify any existing agreements with any of its respective officers, directors or employees or with any "disqualified individuals" (as defined in Section 280G(c) of the Code), (II) grant any increases in the compensation of its respective directors, officers and employees or any "disqualified individuals" (as defined in Section 280G(c) of the Code) other than (A) pursuant to written agreements in effect at the date of the Merger Agreement, or (B) increases in the ordinary course of business and consistent with past practice to persons who are not directors or corporate officers of or "disqualified individuals" with respect to the Company or any of its subsidiaries, (III) enter into, adopt, amend or terminate, or grant any new benefit not presently provided for under, any employee benefit plan or arrangement, except as required by law or to maintain the tax qualified status of the plan; provided, however, that the Company or its subsidiaries may terminate, to the extent permitted by applicable law, any benefit or any employee benefit plan or arrangement, or (IV) take any action with respect to the grant of any severance or termination pay other than in the ordinary course of business and consistent with past practice and pursuant to policies in effect on the date of the Merger Agreement; (f) the Company will not, and will not permit any of its subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (other than equipment, inventory and supplies in the ordinary course of business); (g) the Company will not, and will not permit any of its subsidiaries to, sell, lease, license, encumber or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any of its material assets; (h) the Company will take all actions reasonably necessary so that the conditions to the Offer that require actions to be performed by the Company are satisfied on a timely basis, except as contemplated by the Merger Agreement; (i) unless the Company receives a Superior Acquisition Proposal, the Company will not call any meeting of its stockholders to be held prior to March 25, 1997 other than as required by the Merger Agreement; (j) the Company will

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not, and will not permit any of its subsidiaries to, make any tax election or settle (except to settle reserved amounts for less than the amount so reserved) or compromise any income tax liability; (k) the Company and each of its subsidiaries will make timely payments, in accordance with the terms applicable thereto, of all currently due liabilities for borrowed money; (l) the Company will not, and will not permit any of its subsidiaries to, pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in its filings with the Commission; (m) the Company will not, and will not permit any of its subsidiaries to, modify, amend or terminate any material contract, lease of real property or of a material amount of assets, or agreement relating to indebtedness or the extension of credit, or waive, release or assign any rights or claims thereunder; and (n) the Company will maintain in full force and effect its current policies of directors' and officers' liability insurance covering all persons who are presently covered by such policies.

     Actions by Parent and the Purchaser Pending the Merger. The Merger Agreement provides that none of the provisions contained in the preceding paragraph will prohibit Parent or the Purchaser (or any of their respective subsidiaries), during the period between the payment for Shares pursuant to the Offer and the Effective Time, from taking or causing to be taken any action with respect to the business of the Company and its subsidiaries that Parent or the Purchaser (or any of their respective subsidiaries) would legally be permitted to take or cause to be taken with respect to a majority owned subsidiary of Parent or the Purchaser (or any of their respective subsidiaries), provided that Parent will not take any action in violation of the terms of the Merger Agreement that would cause Parent's obligations to effect the Merger under the Merger Agreement to not be satisfied and provided further that any such action taken by or at the direction of Parent or the Purchaser (or any of their respective subsidiaries) will not cause a breach by the Company of any of the provisions of the preceding paragraph.

     Exclusive Dealing. The Merger Agreement provides that neither the Company nor any of its subsidiaries, officers, directors, or the directors and officers of its subsidiaries, nor any of its other affiliates (each, an "Affiliate") will, and the Company will cause its and its respective Affiliates' employees, agents and representatives (including, without limitation, any investment banking, legal or accounting firm retained by the Company or any of its Affiliates and any individual member or employee of the foregoing) (each, an "Agent") not to: (i) initiate, solicit or seek, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders or any of them) with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or a substantial portion of the assets or any equity securities of, the Company or any of its subsidiaries, except for the transactions contemplated by the Merger Agreement (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"); or (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal; or (iii) otherwise cooperate in any effort or attempt to make, implement or accept an Acquisition Proposal; provided, however, that the Company may, if it receives an Acquisition Proposal which was not directly or indirectly initiated, solicited or otherwise sought by the Company or by any of its Affiliates or its or their respective Agents, and which is a Superior Acquisition Proposal, respond to such Superior Acquisition Proposal by engaging in negotiations with respect thereto and providing nonpublic information concerning the Company to the person making such Superior Acquisition Proposal, provided that such person has entered into a written confidentiality agreement on terms no more favorable to such person than the Mutual Confidential Non-Disclosure Agreement, dated October 8, 1996, between the Company and Parent (the "Confidentiality Agreement") and provided further that the Company has received a written opinion of its outside counsel that such response is required in order to satisfy the fiduciary duties imposed under applicable law on the Board. The Company agreed in the Merger Agreement to take the necessary steps to inform the individuals and entities referred to in the first sentence this paragraph of the obligations undertaken in this paragraph.

     The Merger Agreement provides that, unless it has theretofore been terminated pursuant to the provisions described below in clause (f) under "Termination," neither the Board nor any committee thereof will (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or the Purchaser, the approval or recommendation by the Board or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal. The Merger Agreement provides that, notwithstanding the foregoing, in the event the Board receives an Acquisition Proposal that constitutes a Superior Acquisition Proposal, the Board may (subject to the limitations contained under this caption) withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend any such Superior Acquisition Proposal, enter into an agreement with respect to any such Superior Acquisition Proposal or terminate the Merger Agreement, in each case at any time after 48 hours following Parent's receipt of written notice advising Parent that the Board has received a Superior Acquisition Proposal, specifying the material terms and conditions of such Superior Acquisition Proposal and identifying the person making such Superior Acquisition Proposal. For purposes of the Merger Agreement, a "Superior Acquisition Proposal" means an Acquisition Proposal received by the Company without violation of the provisions contained in the preceding paragraph, having terms which the Board determines, in the exercise of its fiduciary duties, after consultation with outside counsel, and upon the written opinion of its outside financial advisor, to be more favorable to the Company's stockholders from a financial point of view than the Offer and the Merger.

     The Merger Agreement further provides that, in addition to the obligations of the Company set forth in the preceding paragraph, the Company will promptly advise Parent orally and in writing of any request for nonpublic information relating to the Company or by any person that, to the Company's knowledge, may be considering making, or has made, an Acquisition Proposal or the receipt of any Acquisition Proposal, or any inquiry with respect to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person making any such request, Acquisition Proposal or inquiry. The Company agreed in the Merger Agreement to keep Parent fully informed of the status and details of any such request, Acquisition Proposal or inquiry.

     Fees and Expenses. Except as provided below, the Merger Agreement provides that, whether or not the Offer and/or the Merger are consummated, each of the Company and Parent will separately bear its own expenses, including the fees and disbursements of counsel, investment bankers and accountants, incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

     The Merger Agreement also provides that if the Company or any Affiliate or Agent of the Company fails to fulfill its obligations described above under "Exclusive Dealing," or enters into an agreement which contemplates the sale of all or any material portion of the assets of, or any equity interest in, the Company to a third party, or the parties to the Stockholder Agreements (as defined below) or any of them enters into an agreement which contemplates such a transaction, then, in any such case, the Company will promptly reimburse Parent for all of its out-of-pocket expenses incurred in connection with the Offer, the Merger, the Merger Agreement, the Stockholder Agreements or any transactions contemplated by the Merger Agreement or the Stockholder Agreements.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after any approval by the stockholders of the Company:

          (a) by mutual written consent of the Boards of Directors of Parent and the Company;

          (b) by Parent, if (i) neither Parent nor any subsidiary of Parent has accepted for payment any Shares pursuant to the Offer by the sixtieth day following commencement of the Offer and such failure is not in breach of the Offer or the Merger Agreement, or (ii) Parent has properly terminated the Offer in accordance with its terms; provided that Parent may not terminate the Merger Agreement pursuant to this provision if (A) the failure of Parent or the Purchaser to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the circumstances described in clause (i), or (B) in the case of clause (ii), Parent or the Purchaser has not exercised such right by the close of business on or before the fifth business day following the termination of the Offer in accordance with its terms;

          (c) by Parent and the Purchaser prior to the purchase of Shares pursuant to the Offer, if there has been any material breach of a material obligation of the Company under the Merger Agreement and such breach has not been remedied within five days after receipt by the Company of notice in writing from Parent or the Purchaser specifying such breach and requesting that it be remedied;

          (d) by the Company prior to the purchase of Shares pursuant to the Offer, if there has been any material breach of a material obligation of Parent or the Purchaser under the Merger Agreement and such breach has not been remedied within five days after receipt by Parent or the Purchaser, as the case may be, of notice in writing from the Company specifying such breach and requesting that it be remedied;

          (e) by the Company, if (i) the Offer has not been commenced on or before the fifth business day after the announcement to the public of the execution of the Merger Agreement, (ii) the Offer is terminated without the purchase of any Shares and such termination is in breach of the Offer or the Merger Agreement, or (iii) Parent or the Purchaser has failed to pay or to cause another entity to pay for Shares duly and properly tendered in the Offer within 10 business days following expiration of the Offer, provided that the Company may not terminate the Merger Agreement pursuant to this provision if the failure of the Company to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the circumstances described in clauses (i), (ii) or (iii) above;

          (f) by the Company or by Parent and the Purchaser prior to the purchase of Shares pursuant to the Offer, if a Superior Acquisition Proposal is received and the Board, pursuant to the provisions described above in the second paragraph under "Exclusive Dealing," withdraws or modifies its recommendation of the Offer or recommends to the stockholders of the Company that such stockholders tender their Shares into, or vote in favor of, such Superior Acquisition Proposal, provided that such termination will not affect the Company's obligations described above in the second paragraph under the caption "Fees and Expenses"; or

          (g) by the Company or by Parent and the Purchaser if there is any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent, the Purchaser or the Company from consummating the Merger is entered and such judgment, injunction, order or decree becomes final and nonappealable.

     The Merger Agreement provides that in the event of termination thereof prior to the purchase of Shares pursuant to the Offer as provided above, the Merger Agreement will forthwith become void and of no effect, and there will be no liability on the part of Parent, the Purchaser or the Company, except that the provisions described above under "Fees and Expenses" and certain other provisions of the Merger Agreement will survive any such termination, and (b) nothing in the Merger Agreement will relieve any party from liability for any willful or grossly negligent breach of any representation or warranty or any breach prior to such termination of any covenant or agreement contained therein.

     Entire Agreement. The Merger Agreement provides that the Merger Agreement (including the Appendix thereto and the documents and instruments referred to therein) constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter thereof, provided, however, that (i) the "standstill" provisions of the Letter of Intent (as defined and described below), (ii) the Credit Agreement (as defined and described below), (iii) the Subordination Agreement (as defined and described below) and (iv) the Confidentiality Agreement will remain in effect in accordance with their terms.

     Amendment. The Merger Agreement provides that it may not be amended except by an instrument in writing signed on behalf of each of the parties, and provided that any amendment effected after obtaining the Company Stockholder Approval may be subject to further approval of the Company's stockholders if required by the DGCL.

  Stockholder Agreements

     The following summary of the Stockholder Agreements does not purport to be complete and is qualified in its entirety by reference to the Stockholder Agreements, copies of which are filed as Exhibits 2 through 14 and incorporated herein by reference.

     Tender of Shares. In connection with the execution of the Merger Agreement, Parent and the Purchaser entered into a separate agreement (the "Stockholder Agreements") with each of Dewey F. Edmunds, Robert S. Colman, Kenneth B. Sawyer, Richard P. Greenthal, Harold J. Meyers, Ralph M. Richart, M.D., Mark W. Stevens, David H. Cooper, Paul Devereaux, Debra L. Jackson, Mike Lytle and Harold R. Orr, each of whom is a director and/or executive officer of the Company and an owner of Shares, Stock Options and/or Warrants, and The William W. Stevens and Virda
J. Stevens Trust, an owner of Shares and Warrants (collectively, the "Stockholder Parties"). The Stockholder Parties currently own a total of 537,795 Shares, representing approximately 9.8% of the outstanding Shares as of January 27, 1997. Pursuant to the respective Stockholder Agreements, each Stockholder Party agreed to validly tender (or cause the record owner of such Shares to validly tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, the number of Shares owned beneficially by such Stockholder Party and any Shares acquired by such Stockholder Party in any capacity after the date of the respective Stockholder Agreement. Each Stockholder Party also agreed in the respective Stockholder Agreement that if such party holds Stock Options and/or Warrants, such party will, if requested by the Company, consent to the cancellation and conversion of such party's Stock Options and/or Warrants in accordance with the terms of the Merger Agreement and will execute all appropriate documentation in connection with such cancellation and conversion.

     Provisions Concerning Shares. Pursuant to the respective Stockholder Agreements, each Stockholder Party agreed that at any meeting of the Company's stockholders or in connection with any written consent of the Company's stockholders, such Stockholder Party will vote (or cause to be voted) the Shares (if any) then held of record or beneficially owned by such party (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and such Stockholder Agreement and any actions required in furtherance thereof and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify such Stockholder Agreement or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or that would result in any of the conditions to the Offer or to the Merger not being fulfilled. The Stockholder Agreements also provide that, notwithstanding anything therein to the contrary, each Stockholder Party, in his or her capacity as a director or officer of the Company, as the case may be, and in accordance with the Merger Agreement, may exercise his or her fiduciary duties with respect to the Company. In the respective Stockholder Agreements, each Stockholder Party also agreed, among other things, not to transfer such party's Shares and not to, in such party's capacity as a stockholder of the Company, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent or any of its affiliates or representatives) concerning any Acquisition Proposal.

  Employment Agreement

     The following summary of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Employment Agreement, the form of which is filed as Exhibit 15 and incorporated herein by reference.

     Pursuant to the Merger Agreement, upon or prior to the consummation of the Offer, Parent and the Company will enter into the Employment Agreement with Mr. Edmunds. The Employment Agreement provides that Mr. Edmunds will serve as Vice President and General Manager of the Company or any entity (including a division of Parent) that succeeds to all or any substantial part of the business and operations of the Company for a term commencing on the date upon which the Purchaser purchases Shares pursuant to the Offer and ending on February 28, 1999, unless sooner terminated as described below.

     Pursuant to the Employment Agreement, Mr. Edmunds will (i) receive an annual base salary of not less than $180,000, or such larger amount as may from time to time be fixed by Parent, (ii) be entitled to bonus compensation that is comparable (in the manner in which it is determined and with respect to the time of payment) to that of Parent's domestic executive employees who perform duties and have responsibilities comparable to those of Mr. Edmunds, (iii) be entitled to participate in all plans and other benefits made available by Parent generally to its domestic executive employees who perform duties and have responsibilities comparable to those of Mr. Edmunds and (iv) be eligible to participate in Parent's 1993 Stock Option Plan. Parent's management will recommend to the Compensation Committee of Parent's Board of Directors that Mr. Edmunds be granted options under such plan in an amount that is determined in a manner comparable to the manner in which option grants are determined for Parent's domestic executive employees who perform duties and have responsibilities comparable to those of Mr. Edmunds.

     Mr. Edmunds may terminate the Employment Agreement after the occurrence of certain events specified therein (any such event, "Good Reason"). In addition, the Company may terminate the Employment Agreement if Mr. Edmunds suffers a "Disability" or for "Cause" (as each such term is defined in the Employment Agreement). If the Employment Agreement is terminated by Mr. Edmunds for Good Reason or by the Company for certain reasons specified in the Employment Agreement, the Company will continue to pay compensation and provide benefits to Mr. Edmunds for a period beginning on the date of the termination notice and ending on the later of the second anniversary of such date or February 28, 1999. In addition, if at any time after a "Change in Control" (as defined in the Employment Agreement), Mr. Edmunds terminates his employment for Good Reason, or Parent or the Company terminates Mr. Edmunds, then in lieu of the periodic payments specified in the preceding sentence, Mr. Edmunds will receive, at his election, within five business days of such termination, the present value of such periodic payments.

  The Confidentiality Agreement

     On October 8, 1996, the Company and Parent entered into the Confidentiality Agreement pursuant to which the Company and Parent agreed to exchange certain information, to treat such information as confidential and to use such information solely in connection with the evaluation of a possible business relationship between them. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Confidentiality Agreement, a copy of which is filed as Exhibit 16 hereto and incorporated herein by reference.

  The Letter of Intent

     On December 24, 1996, the Company and Parent entered into a letter agreement (the "Letter of Intent"), which contained, among other things, a non-binding agreement of Parent to acquire the Company by means of either (i) a tender offer to be made by a wholly owned subsidiary of Parent for all of the issued and outstanding Shares, subject to certain conditions, for a price of $2.00 per Share in cash, and, following the completion thereof, the merger of such subsidiary with and into the Company pursuant to which each outstanding Share then owned by such subsidiary will be exchanged for $2.00 per share in cash, and each Stock Option, Warrant and other right to acquire a Share will be exchanged for $2.00 less the exercise price of such Stock Option, Warrant or right; or (ii) an all-cash merger of such subsidiary with and into the Company for the price set forth in clause (i). Consummation of such transaction was subject to various conditions, including Parent's satisfactory completion of a due diligence review of the Company.

     The Letter of Intent also contained a "standstill" provision, which, subject to certain provisos, precludes Parent from, among other things, acquiring Shares without the Company's consent until December 24, 1997. In addition, the Letter of Intent contained an exclusive dealing provision, which precludes the Company from initiating, soliciting, seeking or negotiating certain acquisition proposals with, or providing confidential information to, third parties.

     The foregoing summary of the Letter of Intent does not purport to be complete and is qualified in its entirety by reference to the text of the Letter of Intent, a copy of which is filed as Exhibit 17 hereto and incorporated herein by reference.

  The Credit Agreement

     The Company, Insight Imaging Systems, Inc., a California corporation and wholly owned subsidiary of the Company ("Insight" and, together with the Company, "Borrower"), and Parent entered into a credit agreement, dated as of December 24, 1996 (the "Credit Agreement"), pursuant to which, among other things, Parent agreed to make available to Borrower a line of credit (the "Line") of up to an aggregate principal amount of $3 million outstanding at any time (the "Maximum Available Credit") to pay necessary and reasonable operating expenses or, in Parent's sole and absolute discretion, for any other purpose related to the operations of Borrower.

     Upon execution and delivery of the Credit Agreement, Parent made an advance to Borrower under the Line (an "Advance") of $2.5 million. As of the date of this Schedule 14D-9, $500,000 of additional borrowing capacity is available to Borrower under the Credit Agreement.

     Also pursuant to the Credit Agreement, Borrower granted to Parent a security interest in and lien on the Collateral (as defined in the Credit Agreement), which includes, without limitation, all of Borrower's rights, title and interest in and to all of its personal property, rights, interests and privileges. In connection therewith, Borrower and Parent entered into certain security agreements. All of Borrower's indebtedness under the Credit Agreement is subordinated to Borrower's indebtedness owed to its bank lender to the extent provided in the Subordination Agreement (as defined and described below).

     Pursuant to the Credit Agreement, at any time and from time to time during the term of the Credit Agreement and until the Termination Date (as defined below), Borrower may request an Advance, and Parent will make such Advance upon the terms and subject to the conditions of the Credit Agreement. Each outstanding Advance is, and each future Advance will be, evidenced by a note (the "Note"). Advances bear interest on the unpaid principal balance outstanding at any time at the floating interest rate of 4% per annum in excess of the prime rate of interest set forth in Money Rates Section of The Wall Street Journal rounded up to the nearest one-eighth (the "Line Interest Rate") or such lesser rate permitted by applicable law if the Line Interest Rate would violate applicable law. Except as otherwise provided in the Credit Agreement, Borrower is obligated to pay in full all unpaid principal on the Line and all interest accrued but unpaid thereon on March 25, 1997.

     The Credit Agreement will terminate pursuant to its terms on the date (the "Termination Date") on which (a) there is an Event of Default (as defined below) upon which Parent forthwith declares all principal and interest on the Note to be immediately due and payable or on which all principal and interest is immediately due and payable without any declaration by Parent or (b) the date of the earliest to occur of (i) the termination of the Letter of Intent other than by means of the execution and delivery of a definitive merger agreement as contemplated therein, (ii) the termination of such definitive merger agreement other than by means of the consummation of the transactions contemplated therein or (iii) March 25, 1997.

     The Credit Agreement provides that the occurrence of any one or more of the following events will constitute an "Event of Default" under the Credit Agreement and the Note: (a) Borrower fails to pay as and when due any principal or interest under the Credit Agreement or under the Note, or uses the proceeds of Advances in violation of the terms thereof; (b) Borrower fails to observe or perform any obligation or any covenant to be observed or performed by it under the Credit Agreement or under the Note or in any other agreement between Parent and Borrower; (c) Borrower defaults after December 24, 1996 in the payment or performance of any material obligation or material indebtedness to another person whether then existing or thereafter incurred, including, without limitation, any event of default as defined in the Coast Agreement (as defined below) that is not then subject to Coast's (as defined below) forbearance under the terms of the Forbearance Letter (as defined below); (d) any material statement, certificate, report, representation or warranty made or furnished by Borrower in the Credit Agreement or in compliance with the provisions thereof prove to have been false or misleading in any material respect at the time when made, deemed made or furnished; (e)(i) any money judgment, writ or warrant of attachment or similar process involving an amount in excess of $50,000 is entered or filed against Borrower or any of its assets or properties and remains undischarged for a period of 30 days, or (ii) any judgment or order of any court or administrative agency awarding damages under the federal securities laws or in any action seeking reimbursement, indemnification or contributions with respect to payment of any such claim; (f) Borrower (A) applies for or consents to the appointment of a receiver, trustee or liquidator of itself or of its property, (B) is unable, or admits in writing inability, to pay its debts as they mature, (C) makes a general assignment for the benefit of creditors, (D) is adjudicated bankrupt or insolvent, (E) files a voluntary petition in bankruptcy, or a petition or answer seeking reorganization or an arrangement with creditors to take advantage of any insolvency law, or an answer admitting the material allegations of a bankruptcy, reorganization or insolvency petition filed against it, (F) takes corporate action for the purpose of effecting any of the foregoing or (G) has an order for relief entered against it in any proceeding under the United States Bankruptcy Code; (g) an order, judgment or decree is entered, with the application, approval or consent of Borrower, by any court of competent jurisdiction, approving a petition seeking reorganization of Borrower or appointing a receiver, trustee or liquidator of Borrower or of all or a substantial part of its assets, and such order, judgment or decrees continues unstayed and in effect for any period of 30 consecutive days, (h) if (1) subject to a proviso, any person or group within the meaning of
Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder other than Parent acquires beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company (or other securities convertible into such securities) representing 20% of the combined voting power of all securities of the Company entitled to vote in the election of director, or (2) a majority of the Board ceases for any reason to consist of (x) individuals who on December 10, 1996 were serving as directors of the Company and (y) individuals who subsequently become members of the Board if such individuals' nomination for election or election to the Board is recommended or approved by a majority of the Board; (i) the Credit Agreement ceases for any reason to be in full force and effect or is declared to be null and void or unenforceable in whole or in part; (j) there occurs any material adverse change in the business, properties, operations or condition (financial or otherwise) of Borrower; (k) other than Permitted Liens or Liens (as both such terms defined in the Credit Agreement) in favor of Parent or Liens otherwise consented to in writing by Parent, any Lien or series of Liens is imposed against Borrower or any of the Collateral whether by operation of law or by consent, except where the result of such Lien does not have a material adverse effect on the properties, operations, profits or condition (financial or otherwise) of Borrower; or (l) Borrower ceases to conduct its business substantially as it was conducted as of December 24, 1996, or changes the nature of its business.

     The foregoing summary of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Credit Agreement, a copy of which is filed as Exhibit 18 hereto and incorporated herein by reference.

  The Subordination Agreement

     Concurrently with the execution of the Credit Agreement, Parent, Borrower and Coast Business Credit, a division of Southern Pacific Thrift & Loan Association ("Coast"), entered into a Subordination and Intercreditor Agreement, dated as of December 24, 1996 (the "Subordination Agreement"), pursuant to which Parent and Borrower agreed, among other things, that the indebtedness of Borrower to Parent under the Credit Agreement and the Note is subordinated, and the payment thereof deferred if and when required pursuant to the terms thereof, to any and all rights, claims, demands, indebtedness, action or causes of action of any nature whatsoever that Coast might have against Borrower with respect to Borrower's indebtedness to Coast pursuant to (a) the Amended and Restated Loan Agreement, dated May 22, 1996, between Coast and Borrower (the "Coast Agreement") and (b) the loan documents assigned to Coast by Mercury Partners LLC on December 24, 1996 (the "Mercury Agreement").

     The foregoing summary of the Subordination Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Subordination Agreement, a copy of which is filed as Exhibit 19 hereto and incorporated herein by reference.

  The Forbearance Letter

     Coast executed and delivered to Parent and Borrower a letter, dated as of December 24, 1996 (the "Forbearance Letter"), in which Coast agreed to forbear from exercising any of its default rights and remedies in connection with the violation of any and all covenants of which Borrower may have been in breach as of the date of the Forbearance Letter under the Coast Agreement and the Mercury Agreement, and any and all covenants under the Coast Agreement and the Mercury Agreement that might occur subsequent to the date of the Forbearance Letter through the earlier of March 25, 1997 or the date on which the Letter of Intent terminates other than by execution of a definitive merger agreement as contemplated therein.

     The foregoing summary of the Forbearance Letter does not purport to be complete and is qualified in its entirety by reference to the text of the Forbearance Letter, a copy of which is filed as Exhibit 20 hereto and incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     The Board has determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, has unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously recommends that all holders of Shares tender their Shares pursuant to the Offer.

     (B) BACKGROUND; REASONS FOR THE RECOMMENDATION.

     The Company has experienced severe financial difficulties that raised substantial doubts about its ability to continue as a going concern. The Company sustained net losses of $11,171,000, $11,850,000 and $2,215,000 in fiscal 1996,
1995 and 1994, respectively. For the fiscal quarter ended September 30, 1996, the Company sustained a net loss of $1,327,000.

     In addition, the Company has experienced severe constraints on its liquidity. At September 30, 1996, the Company had minimal cash reserves, a consolidated net working capital deficiency of $3,392,000 and a deficit in stockholders' equity of $2,061,000. The Company had also borrowed substantially all of the amount available under its existing line of credit pursuant to the Coast Agreement.

     Management has explored several alternatives that it believed would return the Company to profitability. In fiscal 1995, the Company undertook a plan of restructuring (the "Restructuring"), which included management personnel changes, product consolidation and the relocation and consolidation of the Company's operations from facilities in Canoga Park, California and San Juan Capistrano, California to one facility in Carlsbad, California. In May 1996, the Company acquired Insight, a private company located in San Carlos, California, in a stock-for-stock merger (the "Insight Acquisition"). Insight was engaged in the business of designing, manufacturing and marketing a family of intraoral video cameras for the dental industry. Management believed that the Insight Acquisition would enable the Company to enhance its market position with respect to intraoral cameras for dental operatory use and would decrease the Company and Insight's total costs by consolidating their operating facilities and selling, general and administrative expenses.

     In connection with the Insight Acquisition, the Company assumed all of Insight's liabilities. In entering into the Insight Acquisition, Management recognized that the Company would require significant financing to discharge such liabilities as well as to complete the integration of Insight and the Company's other restructuring plans. At the time of the Insight Acquisition, Insight was severely undercapitalized and was itself in need of working capital. The cost of restructuring and integrating Insight's operations with the Company's, which was expected to result in substantial future savings, was estimated at $962,000. These costs included charges related to personnel termination and costs associated with discontinuing Insight's facilities and operations, and inventory write-down for product integration. At the time of the Insight Acquisition, Management believed that the financing required to cover its restructuring costs and current liabilities and obligations would be available to the Company. This proved not to be the case on any economically feasible basis.

     During the period immediately preceding the Insight Acquisition and continuing thereafter, Management actively sought sources of equity financing and was successful in negotiating with Coast to increase its available credit limit from $2.5 million to $4 million. Management also endeavored to obtain extensions on invoice payment terms from certain vendors and to obtain agreements from vendors that they would continue to ship needed product components to the Company without interruption.

     However, the Company was unable to obtain sufficient infusions of equity or debt capital either in a timely manner or on acceptable terms. Further, despite the negotiated increase in the Company's credit limit, its borrowings were limited by the amount of its inventory, accounts receivable and other assets. The Company is delinquent on certain payments to its vendors under the terms of applicable vendor invoices and has suffered delays or interruptions in the receipt of needed components. While demand for the Company's products is typically strongest in the fiscal quarter ending December 31 of each year, the Company's liquidity constraints and consequent delays in receipt of components have prevented it from capitalizing on such demand in the quarter just ended, despite reasonably strong customer orders. In addition, the Company lacked sufficient funds to complete its product development and marketing initiatives, fully achieve the efficiencies and reduced cost structure envisioned in the Restructuring or integrate the management, manufacturing and marketing activities of Insight and the Company in order to realize anticipated synergies and efficiencies. Because of its financial difficulties, The Nasdaq Stock Market informed the Company in September 1996 that the Company no longer met certain continuing listing criteria of The Nasdaq Stock Market; and, on December 5, 1996, The Nasdaq Stock Market ceased listing the Shares. The Shares are currently traded on the Over-the-Counter Bulletin Board.

     Throughout 1996, Management reviewed the strategic options available to the Company to ameliorate its financial difficulties in order to maintain or increase stockholder value. Management conducted an extensive review of the Company's financial condition (including its cash position) and prospects, the status of the Company's product development, marketing initiatives and the integration of Insight and the potential for realizations of values therefrom and the changing dental marketplace and health care environment. In addition, Management reviewed the impact on the Company and the possible value of the Shares attributable to different strategic alternatives, including the implementation of a new restructuring plan to further reduce the Company's costs, certain bankruptcy and other restructuring options, certain alliances and business combinations with other companies and finally the possible sale of the Company.

     In September 1996, Management determined to approach a number of entities that might be interested in engaging in a strategic alliance, business combination or acquisition transaction with the Company. At the same time, the Company continued to develop a plan with respect to actions that it could undertake in the event that a satisfactory result from such efforts was not achieved.

     Parent was one of the parties approached by executives of the Company regarding a possible acquisition of the Company. The Company and Parent had previously considered an acquisition by Parent of the Company in July 1994, at which time discussions had led to the execution of a letter of intent. Under that letter of intent, subject to certain conditions, including Parent's completion of a satisfactory due diligence investigation of the Company and the negotiation and execution of definitive agreements, Parent agreed to acquire the Company for a price of $16 3/8 per share in a cash transaction (the "Previous Proposal"). No definitive agreements were executed in connection with the Previous Proposal. In September 1994, Parent terminated the letter of intent relating to the Previous Proposal because issues identified in its due diligence investigation of the Company could not be resolved to Parent's satisfaction. Although the Company and Parent discussed the possibility of negotiating a transaction at a significantly lower price, the parties could not reach agreement, and all discussions with respect to the Previous Proposal terminated in September 1994.

     On September 30, 1996, executives of the Company and Parent met to discuss the Company's financial condition and business, and to explore whether Parent was willing to consider an acquisition of the Company. On October 6, 1996, the parties met again and entered into the Confidentiality Agreement prior to Parent's review of certain confidential information concerning the Company.

     In November 1996, executives of the Company and Parent met again and discussed the deteriorating financial condition of the Company. Among other matters, the parties discussed the fact that the Company was in default under certain covenants of the Coast Agreement and the subordinated credit agreement between the Company and Mercury, and that the Company did not have sufficient cash to meet its current obligations. At that time, Parent informed the Company that it was not interested in effecting the proposed transaction for stock in Parent and that Parent would be prepared to consider acquiring the Company, subject to certain conditions, at a purchase price of $2.00 per share in cash. On November 29, 1996, the Shares closed at a price of $1.25 per Share. Parent also indicated that it would be prepared, subject to reaching agreement with Coast and Mercury, to make funds available to the Company, prior to the consummation of the transaction, for working capital purposes.

     At a special meeting held on December 10, 1996, the Board reviewed and discussed the proposed acquisition of the Company by Parent and various drafts of legal documents relating to such transaction (including the Credit Agreement and the agreements contemplated thereby). The Board also reviewed and discussed another acquisition proposal received by the Company and the Company's restructuring alternatives. The Board, after reviewing such matters with its legal advisor, unanimously determined to authorize the continuation of negotiations with Parent and the execution of a letter of intent and credit agreement with Parent pursuant to certain guidelines discussed at the meeting.

     On December 20, 1996, the Board held a special meeting to consider the status of the proposed acquisition of the Company by Parent. After a discussion among Board members and their legal advisor, the Board by unanimous vote of all directors present approved the Credit Agreement and the Subordination Agreement and the transactions contemplated thereby.

     During the next several days, discussions were held among the Company, Parent and their respective advisors and representatives on a range of issues and the terms and conditions of a letter of intent in connection with the proposed acquisition of the Company by Parent and the credit arrangements relating thereto.

     On December 24, 1996, the Company and Parent entered into the Letter of Intent. Also on December 24, 1996, the Company, Insight and Parent entered into the Credit Agreement and the Company, Insight, Parent and Coast entered into the Subordination Agreement. Upon the execution and delivery of the Credit Agreement, Parent made an Advance to the Company and Insight under the Line of $2.5 million; no further Advances have been made since such date. Also on the same date, Coast purchased from Mercury the indebtedness owed to Mercury by the Company, and Coast delivered the Forbearance Letter to the Company and Parent. See "Agreements with Parent and the Purchaser -- The Credit Agreement," "-- The Subordination Agreement" and "-- The Forbearance Letter."

     Throughout the remainder of December 1996 and in early January 1997, Parent and its advisors and representatives reviewed financial and other information provided by the Company subject to the terms of the Confidentiality Agreement. In addition, the Company and its advisors and representatives proceeded with negotiating definitive agreements based on the Letter of Intent. On January 20, 1997, Cleary Gull was engaged to render a fairness opinion to the Company.

     On January 20, 1997, the Board held a special meeting to discuss the proposed transaction. At that meeting, representatives of Cleary Gull gave a presentation analyzing the proposed transaction and delivered its oral opinion (which it subsequently confirmed in writing) that as of the date thereof the $2.00 per Share consideration to be received by the holders of Shares is fair to such holders from a financial point of view. The Company's legal counsel summarized for the Board the legal aspects of the proposed transaction. On January 27, 1997, the Board, by action by unanimous written consent, determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, approved the Merger Agreement and the transactions contemplated thereby, recommended that all holders of Shares tender such Shares pursuant to the Offer and determined to recommend that stockholders of the Company vote in favor of approval and adoption of the Merger Agreement if such approval is required by the DGCL upon completion of the Offer.

     The Merger Agreement and the Stockholder Agreements were executed and delivered by each party thereto on January 27, 1997 and the Company and Parent publicly announced the transaction on January 28, 1997.

     On January 31, 1997, Parent commenced the Offer.

     In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender such Shares pursuant to the Offer, the Board considered a number of factors, including:

          (a) presentations by Management regarding the financial condition, results of operations, business and prospects of the Company, including the status of the Company's product development and marketing initiatives and integration of Insight and the impact of the constraints on the Company's liquidity;

          (b) that the Company is severely undercapitalized and has attempted to raise adequate debt and/or equity capital, but has been unable to do so in a timely manner and on terms that would not adversely affect stockholder value;

          (c) that The Nasdaq Stock Market ceased listing the Shares, which adversely affected the ability of investors to dispose, and obtain accurate quotations as to the market value, of their Shares and the ability or willingness of broker-dealers to make a market in the Shares;

          (d) that, since September 1994, the Share price was on a downward spiral from a high of about $15.25 per Share to a low of about $0.55 per Share in December 1996;

          (e) the opinion of Cleary Gull to the effect that as of the date of such opinion the $2.00 per Share consideration to be received by holders of the Shares in the Offer and the Merger is fair to such holders from a financial point of view. A copy of the opinion of Cleary Gull is attached hereto and filed as Exhibit 23, and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF CLEARY GULL IN ITS ENTIRETY;

          (f) that the Merger Agreement contains no material restraints that would prevent any third party from making an acquisition proposal and is structured to permit the Company, in the exercise of its fiduciary duties, to engage in negotiations concerning, provide information to or have discussions with any third party satisfying the conditions described above in Item 3 under "Agreements with Parent and the Purchaser -- The Merger Agreement -- Exclusive Dealing"; and

          (g) the ability of Parent to consummate the Offer and the Merger without conditioning the Offer on obtaining any specific financing.

     The Board did not assign relative weights to the factors set forth above or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company entered into a letter agreement with Cleary Gull, dated January 20, 1997 (the "Cleary Gull Agreement"), pursuant to which Cleary Gull agreed to render a written fairness opinion to the Company in connection with a potential transaction with Parent. Pursuant to the Cleary Gull Agreement, the Company agreed to pay Cleary Gull a fee of $50,000, $25,000 of which was payable on the delivery of the written fairness opinion and $25,000 of which is payable on February 28, 1997. The Company also agreed to reimburse Cleary Gull for its reasonable out-of-pocket expenses up to a limit of $15,000 and to indemnify Cleary Gull against certain liabilities whether or not the transaction is completed.

     From time to time, Cleary Gull has provided certain financial and/or investment banking services to Parent unrelated to the Previous Proposal, and has received fees for the rendering of such services. In addition, Cleary Gull provided financial advisory services to Parent in connection with the Previous Proposal. Based on representations made by Parent in the Merger Agreement, since January 1, 1995, Cleary Gull has not been engaged by, has not provided any investment banking or other financial advisory services to and has not been paid for the provision of any such services by Parent, the Purchaser or any of their subsidiaries or affiliates. However, Cleary Gull may have, since January 1, 1995, made a market in and traded, and may in the future make a market in and trade, securities of the Company and Parent in the ordinary course of its business for its own account and the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of Shares on the Company's behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transaction in the Shares has been effected during the past 60 days by the Company, or to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has dispositive power to the Purchaser.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in Items 3(b) or 4(b) above, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in Items 3(b) or 4(b) above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.    Agreement and Plan of Merger, dated as of January 27, 1997, by and among
              DENTSPLY International Inc., Image Acquisition Corp. and New Image Industries,
              Inc.
Exhibit 2.    Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY
              International Inc., Image Acquisition Corp. and Robert S. Colman
Exhibit 3.    Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY
              International Inc., Image Acquisition Corp. and David H. Cooper
Exhibit 4.    Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY
              International Inc., Image Acquisition Corp. and Paul Devereaux
Exhibit 5.    Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY
              International Inc., Image Acquisition Corp. and Dewey F. Edmunds
Exhibit 6.    Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY
              International Inc., Image Acquisition Corp. and Richard P. Greenthal
Exhibit 7.    Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY
              International Inc., Image Acquisition Corp. and Debra L. Jackson
Exhibit 8.    Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY
              International Inc., Image Acquisition Corp. and Mike Lytle
Exhibit 9.    Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY
              International Inc., Image Acquisition Corp. and Harold J. Meyers
Exhibit 10.   Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY
              International Inc., Image Acquisition Corp. and Harold R. Orr
Exhibit 11.   Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY
              International Inc., Image Acquisition Corp. and Ralph M. Richart, M.D.
Exhibit 12.   Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY
              International Inc., Image Acquisition Corp. and Kenneth P. Sawyer
Exhibit 13.   Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY
              International Inc., Image Acquisition Corp. and Mark W. Stevens
Exhibit 14.   Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY
              International Inc., Image Acquisition Corp. and The William W. Stevens and Virda
              J. Stevens Trust
Exhibit 15.   Form of Employment Agreement among New Image Industries, Inc., DENTSPLY
              International Inc. and Dewey F. Edmunds.
Exhibit 16.   Mutual Confidential Non-Disclosure Agreement, dated October 8, 1996, between New
              Image Industries, Inc. and DENTSPLY International Inc.
Exhibit 17.   Letter Agreement, dated December 24, 1996, between DENTSPLY International Inc.
              and New Image Industries, Inc.
Exhibit 18.   Credit Agreement, dated as of December 24, 1996, among New Image Industries,
              Inc., Insight Imaging Systems, Inc. and DENTSPLY International Inc.
Exhibit 19.   Subordination and Intercreditor Agreement, dated as of December 24, 1996, among
              New Image Industries, Inc., Insight Imaging Systems, Inc. and Coast Business
              Credit
Exhibit 20.   Letter Agreement dated as of December 24, 1996, among Coast Business Credit,
              DENTSPLY International Inc., New Image Industries, Inc. and Insight Imaging
              Systems, Inc.
Exhibit 21.   Press Release issued jointly by New Image Industries, Inc. and DENTSPLY
              International Inc., dated January 28, 1997
Exhibit 22.   Letter to Stockholders of New Image Industries, Inc., dated January 31, 1997*
Exhibit 23.   Opinion of Cleary Gull Reiland & McDevitt Inc., dated January 20, 1997*

---------------

* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 1997                   NEW IMAGE INDUSTRIES, INC.

                                          By:        /s/ HAROLD R. ORR
                                            ------------------------------------
                                                       Harold R. Orr
                                                  Chief Financial Officer

                                                                      SCHEDULE I

                           NEW IMAGE INDUSTRIES, INC.
                               2283 COSMOS COURT
                           CARLSBAD, CALIFORNIA 92009

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
                            ------------------------

     This Information Statement is being mailed on or about January 31, 1997 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of New Image Industries, Inc., a Delaware corporation (the "Company"), to the holders of shares of common stock, par value $.001 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of the Purchaser Designees (as defined below) to all of the seats on the Board of Directors of the Company (the "Board").

     The Company, DENTSPLY International Inc., a Delaware corporation ("Parent"), and Image Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (the "Purchaser"), entered into an Agreement and Plan of Merger, dated as of January 27, 1997 (the "Merger Agreement"), pursuant to which
(i) Parent will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at the price of $2.00 per Share, net to the seller in cash, without interest, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

     The Merger Agreement requires the Company to take such action to cause the Purchaser Designees to be elected to the Board under the circumstances described therein. See "Right to Designate Directors; Purchaser Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on January 31, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, March 3, 1997, unless the Offer is extended.

     The information contained in this Information Statement concerning Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

               RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

     Upon the successful completion of the Offer, the Purchaser will own at least a majority of the then-outstanding Shares. Pursuant to the Merger Agreement, such ownership will entitle the Purchaser at such time to designate all of the directors on the Board (the "Purchaser Designees"). The Company agreed in the Merger Agreement that at such time it will obtain resignations of all then-serving directors of the Company and, prior to such resignations, cause the Purchaser Designees to be elected to, and to constitute all of, the Board. Each Purchaser Designee will serve as a director until such director's successor is elected and qualified or until such director's earlier resignation or removal.

     The Purchaser has determined that John C. Miles II, J. Patrick Clark, Thomas L. Whiting and Edward D. Yates will be the Purchaser Designees. Set forth below are the ages as of January 27, 1997 and certain other information regarding each Purchaser Designee. The principal business address of each Purchaser Designee is c/o DENTSPLY International Inc., 570 West College Avenue, York, Pennsylvania 17405-0872. Each Purchaser Designee is a citizen of the United States and no Purchaser Designee owns any Shares.

                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
               NAME                              AND FIVE-YEAR EMPLOYMENT HISTORY
-----------------------------------  --------------------------------------------------------
John C. Miles II...................  Mr. Miles, 54, has served as Chief Executive Officer of
                                     Parent since January 1, 1996, Vice Chairman of the Board
                                     of Directors of Parent since December 11, 1996 and a
                                     director of Parent since the merger (the "Dentsply
                                     Merger") of Dentsply International Inc. ("Old Dentsply")
                                     and GENDEX Corporation, which occurred on June 11, 1993.
                                     Mr. Miles is also the President and a director of the
                                     Purchaser. From the Dentsply Merger until December 31,
                                     1995, Mr. Miles served as President and Chief Operating
                                     Officer of Parent. From January 1990 until the Dentsply
                                     Merger, Mr. Miles served as President and Chief
                                     Operating Officer and a director of Old Dentsply.
J. Patrick Clark...................  Mr. Clark, 55, has been Vice President, Secretary and
                                     General Counsel of Parent since the Dentsply Merger. Mr.
                                     Clark is also a Vice President and Secretary of the
                                     Purchaser. From 1986 until the Dentsply Merger, Mr.
                                     Clark served as General Counsel and Secretary of Old
                                     Dentsply.
Thomas L. Whiting..................  Mr. Whiting, 54, has served as Senior Vice President,
                                     Pacific Rim, Latin America, Gendex and Tulsa Dental, of
                                     Parent since 1995. Mr. Whiting is also a director of the
                                     Purchaser. From the Dentsply Merger until such time, Mr.
                                     Whiting was Vice President and General Manager of
                                     Parent's L.D. Caulk Division, and prior thereto served
                                     in the same capacity with Old Dentsply since joining Old
                                     Dentsply in 1987.
Edward D. Yates....................  Mr. Yates, 54, has been Senior Vice President and Chief
                                     Financial Officer of Parent since the Dentsply Merger
                                     and prior thereto served in a similar capacity with Old
                                     Dentsply commencing in March 1991. Mr. Yates is a
                                     Certified Public Accountant. He is also Senior Vice
                                     President, Chief Financial Officer and a director of the
                                     Purchaser.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share is entitled to one vote per Share on each matter properly brought before an annual or special meeting of stockholders of the Company. As of January 27, 1997, there were 5,479,911 Shares outstanding.

DIRECTORS OF THE COMPANY

     The Board currently consists of Robert S. Colman, Dewey F. Edmunds, Richard
P. Greenthal, Harold J. Meyers, Ralph M. Richart, M.D., Kenneth B. Sawyer and Mark W. Stevens and there are currently no vacancies on the Board. There are no family relationships among any of the directors or executive officers of the Company. As indicated above, all of the current directors will resign effective immediately following the purchase of at least a majority of the then-outstanding Shares by the Purchaser pursuant to the Offer and will be replaced by the Purchaser Designees.

EXECUTIVE OFFICERS OF THE COMPANY

     The names of the current executive officers of the Company, their ages as of January 27, 1997 and certain other information about them are set forth below. The Bylaws of the Company provide that officers of the Company will be chosen annually by the Board and serve at the pleasure of the Board.

         NAME              AGE               POSITION(S) HELD
-----------------------    ---     -------------------------------------
Dewey F. Edmunds           54      President and Chief Executive Officer
Mark W. Stevens            41      Senior Vice President, Business
                                   Development and International Sales
David H. Cooper            62      Vice President and Chief Technical
                                   Officer
Paul Devereaux             34      Vice President, Marketing
Debra L. Jackson           40      Vice President, Operations and
                                   Technical Services
Mike Lytle                 34      Vice President, Sales
Harold R. Orr              48      Chief Financial Officer

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

GENERAL

     Decisions regarding the Company executive compensation are made by the Compensation Committee of the Board, which, throughout fiscal 1996, consisted of Mr. Greenthal and Dr. Richart, each of whom is a "non-employee director" of the Company as such term is defined in Rule 16b-3 adopted under the Exchange Act.

CERTAIN TRANSACTIONS WITH RELATED PARTIES

     In March 1995, the Company retained Colman Furlong & Co., a firm that provides investment banking and financial advisory services ("Colman Furlong"), in connection with the Restructuring, which engagement expired on June 30, 1996. Robert S. Colman, the Chairman of the Board, is a partner of Colman Furlong, and Kenneth B. Sawyer, a director of the Company, is a former principal of Colman Furlong. In consideration of the services rendered by Colman Furlong, the Company issued Warrants to purchase 350,000 Shares to Colman Furlong with an exercise price equal to the fair market value of the Shares on the date of issuance, 137,500 and 112,500 of which were subsequently allocated to Messrs. Colman and Sawyer, respectively. The Company also paid Colman Furlong $184,000 and $156,000 in fiscal 1996 and 1995, respectively, for financial consulting services rendered. In addition, the Company paid Colman Furlong $150,000 in fiscal 1996 for financial services provided by Colman Furlong in connection with the Insight Acquisition.

     The disclosure set forth under Item 3(b) of the Schedule 14D-9 is incorporated by reference herein.

             COMMITTEES OF THE BOARD; ATTENDANCE AT BOARD MEETINGS

     The Board of Directors has an Audit Committee and a Compensation Committee.

     The Audit Committee is responsible for recommending to the Board of Directors the engagement of the Company's independent auditors, reviewing and approving the services performed by such independent auditors and reviewing and evaluating the Company's accounting policies and internal accounting controls. The current members of the Audit Committee are Messrs. Meyers and Greenthal. The Audit Committee met six times during fiscal 1996.

     The Compensation Committee reviews and approves the compensation of officers and key employees, including the granting of Stock Options under the Company's various stock incentive plans. The current members of the Compensation Committee are Mr. Greenthal and Dr. Richart. The Compensation Committee met once during fiscal 1996.

     The Board held a total of ten meetings during the Company's 1996 fiscal year. Each director attended at least 75% of such meetings of the Board and the total number of meetings held by all committees of the Board on which he served.

     Parent has informed the Company that the Purchaser Designees have not yet determined whether, or if, any committees of the Board will continue after the present Board members are replaced. Board meetings will be held consistent with the past practice of Parent with respect to its subsidiaries.

                           COMPENSATION OF DIRECTORS

     Directors do not receive cash compensation for their services. The Company's 1993 Director Incentive Plan provides that each director who is not engaged by the Company as either an employee or a consultant will receive Stock Options to purchase 7,000 Shares when he or she initially joins the Board and Stock Options to purchase 12,500 Shares on the date of each subsequent Annual Meeting of Stockholders during his or her term as director. All such Stock Options will become immediately exercisable upon the successful completion of the Offer.

     Parent has informed the Company that no compensation will be paid to the Purchaser Designees to act as directors of the Company.

                       COMPENSATION OF EXECUTIVE OFFICERS

     The following tables and descriptive materials set forth separately, for the fiscal years indicated, each component of compensation paid or awarded to, or earned by, the Chief Executive Officer of the Company and each of the three other most highly compensated officers who served as executive officers during fiscal 1996 and whose annual salary and bonus for fiscal 1996 exceeded $100,000 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

     The following table summarizes the compensation earned by the Named Executive Officers during fiscal 1994, 1995 and 1996.

                                                                            LONG-TERM
                                                                           COMPENSATION
                                           ANNUAL COMPENSATION                AWARDS
                                   -----------------------------------     ------------
                                                             OTHER          SECURITIES
                                                             ANNUAL         UNDERLYING       ALL OTHER
   NAME AND PRINCIPAL               SALARY       BONUS    COMPENSATION     OPTIONS/SARS     COMPENSATION
        POSITION          YEAR        $            $           $                #                $
------------------------  ----     --------     -------   ------------     ------------     ------------
Dewey F. Edmunds(1)       1996     $180,000          --     $ 66,262(2)            --               --
  Chief Executive         1995       16,500          --           --               --               --
  Officer & President
Mark W. Stevens(3)        1996      127,500     $14,357           --           40,000               --
  Senior Vice President,  1995      114,000      14,000           --               --               --
  Business Development    1994       81,850       8,512           --               --               --
  and International
     Sales
Doug Golay (4)            1996      109,917          --       53,424(2)        15,000           13,243(5)
  Former Vice President,  1995      193,172(6)       --        8,750(7)        50,000               --
  Software Development    1994      156,000          --           --               --               --
David H. Cooper(8)        1996      135,000          --       98,565(2)            --               --
  Vice President and      1995       15,057          --           --           20,000               --
  Chief Technical
     Officer

---------------

(1) Mr. Edmunds joined the Company during its 1995 fiscal year.

(2) Consists of relocation reimbursement.

(3) Mr. Stevens joined the Company during its 1996 fiscal year upon consummation of the Insight Acquisition. Amounts include compensation paid or awarded to, or earned by, Mr. Stevens as an executive officer of Insight.

(4) Mr. Golay's employment with the Company terminated on February 1, 1996.

(5) Consists of amounts paid with respect to a consulting arrangement subsequent to the termination of Mr. Golay's employment with the Company.

(6) Includes $18,172 annual salary paid in lieu of vacation.

(7) Consists of automobile allowance.

(8) Mr. Cooper joined the Company during its 1995 fiscal year.

     Upon the successful completion of the Offer, the Purchaser Designees will constitute all of the Board. Parent has informed the Company that, thereafter, subject to the provisions of applicable employment agreements, the compensation of executive officers of the Company will be determined in the sole discretion of Parent.

STOCK OPTION GRANTS IN FISCAL 1996

     The following table summarizes grants of Stock Options to the Named Executive Officers for the fiscal year ended June 30, 1996.

                    OPTION/SAR GRANTS IN LAST FISCAL YEAR(1)

                                            INDIVIDUAL GRANTS
                       ------------------------------------------------------------     POTENTIAL REALIZABLE
                                         PERCENT OF                                       VALUE AT ASSUMED
                                           TOTAL                                          ANNUAL RATES OF
                        NUMBER OF       OPTIONS/SARS                                        STOCK PRICE
                        SECURITIES       GRANTED TO                                       APPRECIATION FOR
                        UNDERLYING      EMPLOYEES IN     EXERCISE OR                        OPTION TERM
                       OPTIONS/SARS        FISCAL        BASE PRICE      EXPIRATION     --------------------
        NAME           GRANTED (#)        YEAR(2)         ($/SHARE)         DATE        5% ($)      10% ($)
---------------------  ------------     ------------     -----------     ----------     -------     --------
Mark W. Stevens......     40,000(4)             8.4%           3.625        5/16/01      n/a(3)       n/a(3)
Doug Golay...........     15,000(5)             3.1%            2.25        4/30/96       --           --

---------------

(1) No Stock Options were granted to either Mr. Edmunds or Mr. Cooper in fiscal 1996.

(2) Stock Options covering an aggregate of 476,256 Shares were granted to eligible optionees during the fiscal year ended June 30, 1996. This includes Stock Options to purchase 102,756 Shares that were issued to former employees of Insight upon conversion of existing options to purchase shares of Insight common stock.

(3) The Company believes that such calculations would not be meaningful since, if the Offer is successfully completed, such Stock Options will be cancelled and converted as provided in the Merger Agreement.

(4) These Stock Options vest as follows: 10,000 on May 31, 1997; 13,000 on May 31, 1998; and 17,000 on May 31, 1999. Does not include fully vested Stock Options to purchase 17,187 Shares at $3.61 per Share that were issued upon conversion of existing options to purchase shares of Insight Common Stock. On November 6, 1996, all such Stock Options were cancelled and Stock Options to purchase an equal number of shares for which such cancelled Stock Options could have been exercised were issued with an exercise price of $1.5625 per Share. All Stock Options will become immediately exercisable upon the successful completion of the Offer.

(5) These Stock Options expired unexercised 90 days after Mr. Golay's termination as an employee of the Company.

STOCK OPTION EXERCISES

     The following table summarizes the number and value of Stock Options exercised during fiscal 1996, as well as the number and value of unexercised Stock Options as of June 30, 1996 held by the Named Executive Officers.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                                   NUMBER OF SECURITIES        VALUE OF
                                                                        UNDERLYING            UNEXERCISED
                                                                       UNEXERCISED           IN-THE-MONEY
                                                                     OPTIONS/SARS AT        OPTIONS/SARS AT
                                         SHARES                      FISCAL YEAR-END        FISCAL YEAR-END
                                       ACQUIRED ON      VALUE          EXERCISABLE/          EXERCISABLE/
                NAME                   EXERCISE(#)   REALIZED($)     UNEXERCISABLE(#)     UNEXERCISABLE(#)(1)
-------------------------------------  -----------   -----------   --------------------   -------------------
Dewey F. Edmunds.....................         --            --        60,000/140,000               0/0
Mark W. Stevens......................         --            --         17,186/40,000               0/0
Doug Golay...........................     20,000       $90,000              30,000/0               0/0
David H. Cooper......................         --            --              20,000/0               0/0

---------------

(1) Based on the difference between the last reported sale price of the Shares on the NASDAQ Stock Market on June 30, 1996 of $3.00 and the exercise price. Based upon the Offer Price of $2.00 per Share and the exercise price of reissued Stock Options of $1.5625, the total value of the unexercised in-the-money Stock Options, all of which will become immediately exercisable upon the successful completion of the Offer, is $87,500, $25,019 and $8,750 for Messrs. Edmunds, Stevens and Cooper, respectively. Mr. Golay's Stock Options expired unexercised 90 days after his termination as an employee of the Company.

              EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT

     Employment Arrangements with Mr. Edmunds. Mr. Edmunds has entered into an employment agreement with the Company, dated May 30, 1995, providing for at will employment with the Company, which may be terminated by Mr. Edmunds or the Company at any time and for any reason, with or without cause and with or without notice. Pursuant to such agreement, Mr. Edmunds receives an annual salary $180,000 and was granted Stock Options to purchase 200,000 Shares at the closing price of the Shares on the date of grant, 30,000 of which vested immediately and 30,000, 60,000 and 80,000 of which vested or were to vest on the first, second and third anniversaries of the commencement of Mr. Edmunds employment with the Company, respectively, and all of which will vest immediately upon the occurrence of certain change in control transactions. All such Stock Options will become immediately exercisable upon the successful completion of the Offer.

     Pursuant to the Merger Agreement, upon or prior to the consummation of the Offer, Parent, the Purchaser and Mr. Edmunds will enter into the Employment Agreement. See "Agreements with Parent and the Purchaser -- Employment Agreement" in Item 3 of the Schedule 14D-9.

     Employment Arrangements with Mr. Stevens. In connection with the Image Acquisition, Mr. Stevens entered into an employment agreement with the Company, dated as of May 17, 1996, the term of which will end on June 30, 1997. Pursuant to such agreement, Mr. Stevens receives an annual salary of $130,000 and an aggregate bonus of $45,167, $10,000 of which was or is payable on each of June 15, 1996, September 15, 1996, December 15, 1996 and March 15, 1997 and $5,167 of
which is payable on June 15, 1997. Also pursuant to such agreement, Mr. Stevens was granted Stock Options to purchase 40,000 Shares at the closing price of the Shares on the day prior to the date of closing of the Insight Acquisition; 10,000, 13,000 and 17,000 of such Stock Options were to vest on May 31, 1997, 1998 and 1999, respectively. All such Stock Options will become immediately exercisable upon the successful completion of the Offer. If such agreement is terminated by the Company prior to completion of the term thereof for any other reason other than for "cause" (as defined in such agreement), Mr. Stevens will be entitled to all compensation due him for the remainder of the term of such agreement in accordance with the time of payment set forth therein.

     Employment Arrangements with Mr. Cooper. Mr. Cooper has entered into an employment agreement with the Company, dated as of May 30, 1995, the term of which commenced on May 23, 1995 and ended on May 23, 1996. Upon the termination of such agreement, Mr. Cooper's employment by the Company is at will, and may be terminated by Mr. Cooper or the Company at any time and for any reason, with or without cause and with or without notice. Pursuant to such agreement, Mr. Cooper receives an annual salary of $135,000 and was granted Stock Options to purchase 20,000 Shares at an exercise price equal to the closing market price of the Shares on the date of grant, all of which vested on May 30, 1996.

     The Company and Mr. Cooper have also entered into a Patent and Technical Information License Agreement, dated January 24, 1997, pursuant to which Mr. Cooper granted to the Company an exclusive license to use certain patents (the "Patents") and technical information relating to an intra-oral video camera (the "Licensed Product") to make, have made, use, sell, offer for sale and market the Licensed Product in the dental field. In connection therewith, the Company agreed to pay to Mr. Cooper a royalty of $70 for each camera system that includes the Licensed Product (and for each Licensed Product sold separately and not part of a camera system), when sold by the Company or any sublicensee. The term of such agreement will end at the earlier of 25 years or upon the expiration of the last expiring Patent.

     Consulting Agreement with Mr. Golay. Mr. Golay has entered into a consulting agreement with the Company, which was effective from February 1, 1996 until June 28, 1996. Pursuant to such agreement, Mr. Golay agreed to provide certain services to the Company relating to software development, and the Company agreed to pay Mr. Golay an aggregate of $27,656.72.

                      REPORT OF THE COMPENSATION COMMITTEE
                 ON EXECUTIVE COMPENSATION FOR FISCAL YEAR 1996
GENERAL

     The Compensation Committee (the "Committee") of the Board of Directors of New Image Industries, Inc. (the "Company") is responsible for establishing and administering the Company's policies that govern executive compensation and benefit practices. The Committee evaluates the performance of the Company's executive officers, including the Named Executive Officers listed above in the summary compensation table, and determines their cash compensation levels, equity incentives and related benefits, all subject to Board approval. The Committee is also responsible for the administration of the Company's stock option and other stock-based and equity-based plans. The Committee met once during the fiscal year ended June 30, 1996.

COMPENSATION PHILOSOPHY

     The Company's executive compensation programs are designed to attract and retain the talented executives believed to be necessary to maximize stockholder value. In so doing, the Committee attempts to provide levels of compensation that integrate cash compensation and incentive plans with the Company's strategic goals. The Committee believes this effectively serves to align the interests of executive management with the long-term interests of the stockholders, thereby motivating Company executives to achieve the strategic business goals of the Company.

     With regard to the Company's performance, the measures used for determining appropriate levels of compensation for executive officers include the Company's overall performance, ability to meet strategic goals within the current economic climate and industry environment, expansion by acquisition or otherwise, profit retention and profitability, all of which the Committee believes combine to enhance stockholder value.

     The Committee believes that the components of executive compensation should include base salary, stock option grants and other benefits, and should be linked to individual and Company performance.

BASE SALARY

     Total executive compensation from salary and incentives is currently within a range believed to be competitive for similarly situated executives within other middle-market companies of similar size and stage of development. While the Committee considers cash bonuses to be an effective tool for compensating management, the Company's performance during fiscal 1996 did not, in the Committee's view, merit any cash bonuses.

     The Committee considers Company management proposals concerning salary adjustments for executive officers and then makes recommendations to the entire Board of Directors for its approval. The annual base salary of $180,000 for Mr. Edmunds, the Company's Chief Executive Officer, was established under the terms of an employment agreement entered into in May 1995 with the approval of the Board of Directors.

     In determining base salaries for executives for fiscal 1996, the Committee considered the Company's earnings, growth in revenues, individual performance and achievement, areas of responsibilities, position, tenure and internal comparability.

STOCK OPTION GRANTS

     The Committee believes that stock options are an important element in executive compensation. The Committee believes that the total number of options outstanding does not result in undue dilution of stockholders' equity, as the level of equity incentives provided has enabled the Company to attract and retain executives who could earn comparably greater salaries at similarly situated companies.

     Although no options were canceled or reissued during fiscal 1996, certain options were cancelled and options and warrants were issued with lower exercise prices in each of fiscal 1995 and 1997. Options have in the past been a significant factor in inducing individuals to enter into and remain in the service of the Company. The grant of options helps ensure that management's interests remain closely aligned with those of the Company's stockholders. Although lowering the exercise prices of the outstanding options may have a potential dilutive effect, the Committee believes that the prior, higher exercise prices of options may act as a disincentive to the officers of the Company. The Committee believes that the cancellation and reissuance of options will encourage holders of options to exercise their options and acquire shares of the Company's common stock, since the exercise prices for the reissued options will equal the market price of the Company's common stock on the date of reissuance. In this way, the Committee hopes to foster increased ownership of the Company's common stock by the Company's officers, and help continue to align the interests of management with those of the stockholders.

                                          Richard P. Greenthal
                                          Ralph M. Richard, M.D.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities ("10% Stockholders") to file reports of ownership and changes in ownership with the Commission. Executive officers, directors and 10% Stockholders are required to furnish the Company with copies of all Section 16(a) forms they file. As a result of a reporting compliance program, based solely upon its review of the copies of forms received by the Company and written representations from executive officers and directors, the Company believes that, during fiscal 1996, all Section 16(a) filing requirements applicable to the Company's officers, directors and 10% Stockholders were complied with, except for the following filings, which were not made on a timely basis:

                                                                              NUMBER OF
                                                         NUMBER OF         TRANSACTIONS NOT
                EXECUTIVE OFFICER OR DIRECTOR           LATE REPORTS       REPORTED TIMELY
        ----------------------------------------------  ------------       ----------------
        Robert S. Colman..............................        3                    3
        David H. Cooper...............................        1                    1
        Paul Devereaux................................        1                    1
        Richard P. Greenthal..........................        2                    2
        Debra L. Jackson..............................        1                    1
        Mike Lytle....................................        1                    1
        Harold J. Meyer...............................        2                    2
        Harold R. Orr.................................        1                    1
        Ralph M. Richart, M.D.........................        2                    2
        Kenneth B. Sawyer.............................        3                    3

                            STOCK PERFORMANCE GRAPH

     Set forth below is a line graph comparing the annual percentage change in the cumulative return to the stockholders of the Shares with the cumulative return of the NASDAQ Stock Market Index (U.S. Companies) and the Index for NASDAQ Surgical, Medical and Dental Instruments and Supplies for the period commencing June 28, 1991 and ending June 28, 1996.


CSRP Total Returns Index for:                     06/28/91  06/30/92  06/30/93  06/30/94  06/30/95  06/28/96
-----------------------------                     --------  --------  --------  --------  --------  --------
New Image Industries, Inc.                          100.0     289.5     842.1     421.1     163.2     126.3
Nasdaq Stock Market (US Companies)                  100.0     120.1     151.1     152.5     203.6     261.4
NASDAQ Stocks (SIC 3840-3849 US Companies)          100.0     105.6     100.0      88.5     128.3     158.4

                  SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS

     The following table sets forth those persons or groups who are known to the Company to be beneficial owners of more than 5% of the outstanding Shares as of January 27, 1997. The following information is based on reports on Schedules 13D or 13G filed with the Commission or other reliable information.

                                                                  AMOUNT AND
                                                                  NATURE OF
                                                                PERCENTAGE OF
                      NAME AND ADDRESS OF                         BENEFICIAL          PERCENTAGE
                       BENEFICIAL OWNER                          OWNERSHIP(1)          OF CLASS
    -------------------------------------------------------  --------------------     ----------
    The William W. Stevens and Virda J. Stevens Trust               453,623(2)            8.2
    3055 Triad Drive
    Livermore, California 94550-9559

    Weghsteen & Co.                                                 383,950               7.0
    Oyde Burg, 6
    800 Brugge
    Belgium

    Kennedy Capital Management, Inc.                                324,400               5.9
    425 N. New Ballas Road, Suite 181
    St. Louis, Missouri 63141-6821

---------------

(1) The nature of beneficial ownership for shares shown in this column is sole voting and investment power unless otherwise indicated herein, subject to community property laws where applicable.

(2) Includes 41,524 Shares with respect to which The William W. Stevens and Virda J. Stevens Trust (the "Stevens Trust") has the right to acquire beneficial ownership by virtue of currently exercisable Warrants or Warrants exercisable within 60 days of January 27, 1997. Mark W. Stevens, a director and executive officer of the Company, is the son of Mr. and Mrs. Stevens. Does not reflect the effects, if any, on beneficial ownership as a result of the obligations of the Stevens Trust pursuant to its Stockholder Agreement to tender and vote its Shares in connection with the Offer and the Merger.

                  SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

     Set forth below are the number of Shares beneficially owned by each current director of the Company, each Named Executive Officer and by all directors and executive officers as a group as of January 27, 1997, and the percentage that such Shares bear to the total number of Shares outstanding as of such date. This information does not reflect the effects, if any, on beneficial ownership as a result of the obligations of the Stockholder Parties pursuant to their respective Stockholder Agreements to tender and vote their Shares in connection with the Offer and the Merger. See "Agreements with Parent and the Purchaser -- Stockholder Agreements" in Item 3 of the Schedule 14D-9.

                                                               AMOUNTS OF
                                                                 SHARES
                                                              BENEFICIALLY       PERCENTAGE
                   NAME AND INDIVIDUAL OR GROUP                 OWNED(1)          OF CLASS
        --------------------------------------------------  ----------------     ----------
        Dewey F. Edmunds..................................        67,500(2)          1.2
        Mark W. Stevens...................................        24,386(3)            *
        David H. Cooper...................................        22,000(4)            *
        Robert S. Colman..................................       247,333(5)          4.4
        Richard P. Greenthal..............................         6,499(6)            *
        Harold J. Meyers..................................         4,166(7)            *
        Ralph M. Richart, M.D.............................         6,499(8)            *
        Kenneth B. Sawyer.................................       123,199(9)          2.2
        Doug Golay(10)....................................            --              --
        All executive officers and directors as a group
          (12 persons)....................................       524,835(11)         8.9

---------------

  *  Less than 1%.

 (1) The information contained in this table is based upon information furnished to the Company by the persons named above or obtained from records of the Company. The nature of beneficial ownership for Shares shown in this column is sole voting and investment power unless otherwise indicated herein, subject to community property laws where applicable.

 (2) Includes 60,000 Shares with respect to which Mr. Edmunds has the right to acquire beneficial ownership by virtue of currently exercisable Stock Options or Stock Options exercisable within 60 days of January 27, 1997. Upon the successful completion of the Offer, Stock Options to purchase 200,000 Shares will become immediately exercisable.

 (3) Includes 17,186 Shares with respect to which Mr. Stevens has the right to acquire beneficial ownership by virtue of currently exercisable Stock Options or Stock Options exercisable within 60 days of January 27, 1997. Upon the successful completion of the Offer, Stock Options to purchase 46,000 Shares will become immediately exercisable. Also includes 7,200 Shares owned by Mr. Stevens' wife, as to which Shares Mr. Stevens disclaims beneficial ownership.

 (4) Includes 20,000 Shares with respect to which Mr. Cooper has the right to acquire beneficial ownership by virtue of currently exercisable Stock Options or Stock Options exercisable within 60 days of January 27, 1997. Upon the successful completion of the Offer, Stock Options to purchase 21,500 Shares will become immediately exercisable.

 (5) Includes 833 Shares and 137,500 Shares with respect to which Mr. Colman has the right to acquire beneficial ownership by virtue of currently exercisable Stock Options or Warrants, respectively, or Stock Options or Warrants, as the case may be, exercisable within 60 days of January 27, 1997. Upon the successful completion of the Offer, Stock Options and Warrant to purchase 1,667 Shares and 45,000 Shares, respectively, will become immediately exercisable. Also includes 4,000 Shares held by a trust, as to which Shares Mr. Colman disclaims beneficial ownership.

 (6) Includes 6,499 Shares with respect to which Mr. Greenthal has the right to acquire beneficial ownership by virtue of currently exercisable Stock Options or Stock Options exercisable within 60 days of

     January 27, 1997. Upon the successful completion of the Offer, Stock Options to purchase 13,001 Shares will become immediately exercisable.

 (7) Includes 4,166 Shares with respect to which Mr. Meyers has the right to acquire beneficial ownership by virtue of currently exercisable Stock Options or Stock Options exercisable within 60 days of January 27, 1997. Upon the successful completion of the Offer, Stock Options and Warrants to purchase 8,334 Shares and 35,000 Shares, respectively, will become immediately exercisable.

 (8) Includes 6,499 Shares with respect to which Dr. Richart has the right to acquire beneficial ownership by virtue of currently exercisable Stock Options or Stock Options exercisable within 60 days of January 27, 1997. Upon the successful completion of the Offer, Stock Options to purchase 13,001 Shares will become immediately exercisable.

 (9) Includes 6,499 Shares and 112,500 Shares with respect to which Mr. Sawyer has the right to acquire beneficial ownership by virtue of currently exercisable Stock Options or Warrants, respectively, or Stock Options or Warrants, as the case may be, exercisable within 60 days of January 27, 1997. Upon the successful completion of the Offer, Stock Options to purchase 13,001 Shares will become immediately exercisable.

(10) Although Mr. Golay was a Named Executive Officer in fiscal 1996, he is not currently an executive officer or director of the Company.

(11) Includes 141,935 Shares and 250,000 Shares with respect to which all executive officers and directors as a group have the right to acquire beneficial ownership by virtue of currently exercisable Stock Options or Warrants, respectively, or Stock Options or Warrants, as the case may be, exercisable within 60 days of January 27, 1997. Upon the successful completion of the Offer, Stock Options and Warrants to purchase 442,504 Shares and 80,000 Shares, respectively, will become immediately exercisable.

                                                                  SCHEDULE II



                      CLEARY GULL REILAND & McDEVITT INC.
                           100 East Wisconsin Avenue
                              Milwaukee, WI 53202
                                  414-291-4500




January 20, 1997



Board of Directors
New Image Industries, Inc.
2283 Cosmos Court
Carlsbad, CA 92009


Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (the "Stockholders") of shares of common stock, par value $0.001 per share ("New Image Common Stock"), of New Image Industries, Inc. ("New Image") of the consideration to be received by the Stockholders pursuant to the terms of the draft Agreement and Plan of Merger dated as of January 14, 1997 (the "Merger Agreement") by and among DENTSPLY International Inc. ("DENTSPLY"), Image Acquisition, Inc., a wholly owned, direct subsidiary of DENTSPLY ("Subsidiary") and New Image. Pursuant to the Merger Agreement, Subsidiary will offer to purchase all of the outstanding New Image Common Stock in a tender offer (the "Tender Offer") and, following completion of the Tender Offer, the Subsidiary will be merged (the "Merger") with and into New Image and New Image will become a wholly owned subsidiary of DENTSPLY. The Tender Offer and the Merger are collectively referred to herein as the "Acquisition".

Under the Merger Agreement, Subsidiary will offer to purchase all of the issued and outstanding shares of New Image Common Stock in the Tender Offer for $2.00 per share in cash (the "Offer Consideration"). Upon consummation of the Merger, any shares of New Image Common Stock not acquired in the Tender Offer will be converted into the right to receive the Offer Consideration in the Merger.

In arriving at our opinion, we have reviewed, among other things, the Merger Agreement and certain business and financial information relating to New Image, including certain financial projections, estimates and analyses provided to us by New Image and certain business and financial information relating to DENTSPLY. We have also reviewed and discussed the businesses and prospects of New Image and its subsidiaries with representatives of New Image's management. In arriving at our opinion, we have considered (a) certain financial and stock market data relating to New Image and in certain cases have compared that information to similar data for other publicly held companies in businesses considered to be generally comparable to New Image, (b) certain publicly available information concerning the nature and terms of certain transactions

New Image Industries, Inc.
January 20, 1997
Page 2


that Cleary Gull believed to be relevant on a comparative basis including the acquisition of Insight Imaging Systems, Inc. by New Image effective May 17, 1996, (c) an unleveraged after-tax discounted cash flow analysis of New Image,
(d) the financial impact of the Acquisition on DENTSPLY's future earnings per share, (e) a comparison of the purchase price premium to be paid for the New Image Common Stock based on the Offer Consideration to certain other similar-sized acquisitions, (f) a historical review of New Image's stock market price, (g) the trading history of New Image, (h) a liquidation analysis of New Image, (i) the financial and other conditions of New Image at the time of the acceptance by New Image of DENTSPLY's offer, (j) the results of New Image's efforts during FY96 and FY97 to arrange equity financing, (k) the results of New Image's efforts to find a buyer and (l) such other information, financial studies and analyses and financial, economic and market criteria as we deemed relevant and appropriate.

In connection with our review, we have not independently verified any of the foregoing information and have relied on its being complete and accurate in all material respects. We have not made an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of New Image or any of their respective subsidiaries, nor have we been furnished with any such evaluation or appraisal that has not been publicly disclosed. With respect to the financial plans, estimates and analyses provided to us by New Image, we have assumed, with your permission, that all such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of management of New Image as to future financial performance and was based upon the historical performance of New Image and certain estimates and assumptions which were reasonable at the time made. Our opinion is based on economic, monetary and market conditions existing on the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Consideration to be received by the Stockholders in the Tender Offer and the subsequent Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the Stockholders.

We are acting as financial advisor to the Board of Directors of New Image in this transaction and will receive a fee for our services, payable at the mailing of the Offer to Purchase, the related Letter of Transmittal and other materials. Our fee is not contingent upon the approval and consummation of the Acquisition. In addition, New Image has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. New Image has also agreed to reimburse Cleary Gull for its reasonable and properly documented expenses up to $15,000. Cleary Gull has not been engaged previously by New Image to render financial advisory or investment banking services. However, Cleary Gull has in the past provided and may in the future provide financial

New Image Industries, Inc.
January 20, 1997
Page 3


advisory and/or investment banking services to DENTSPLY and related entities. The Board of Directors of New Image recognizes that in June 1994 Cleary Gull was retained by DENTSPLY to explore a possible business combination with New Image. Cleary Gull's engagement by DENTSPLY ended in September 1994 when DENTSPLY and New Image were unable to agree on the terms of a business combination. Since September 1994 and except for certain trading activities relating to DENTSPLY common stock and options, Cleary Gull has not rendered any financial advisory or investment banking services to DENTSPLY. Cleary Gull provides research coverage on DENTSPLY and currently rates DENTSPLY a #1-Buy, Cleary Gull's highest rating. In addition, in the ordinary course of business, we may trade securities of New Image and DENTSPLY for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of New Image and is rendered to the Board of Directors of New Image in connection with its consideration of the Acquisition. We are not making any recommendation regarding whether or not it is advisable for Stockholders to tender their shares of New Image Common Stock in the Tender Offer. We have not been requested to opine as to, and our opinion does not in any manner address, New Image's underlying business decision to proceed with or effect the Acquisition.


Very truly yours,


/s/ Cleary Gull Reiland & McDevitt Inc.

CLEARY GULL REILAND & McDEVITT INC.